SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

BNC BANCORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05566T101

(CUSIP Number)

EZRA S. BERGER

AQUILINE CAPITAL PARTNERS LLC

535 MADISON AVENUE

24TH FLOOR

NEW YORK, NY 10022

(212) 624-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.

SULLIVAN & CROMWELL LLP

125 BROAD STREET

NEW YORK, NY 10004

(212) 558-4000

July 17, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 18 Pages)

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline BNC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,507,054 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,507,054 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(2)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Financial Services Fund (Offshore) L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Aquiline Financial Services Fund (Offshore) L.P. is a member of Aquiline BNC Holdings LLC.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Capital Partners GP (Offshore) Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON CO

(1)	Aquiline Capital Partners GP (Offshore) Ltd. is the general partner of Aquiline Financial Services Fund (Offshore) L.P.
(2)	(2) Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Holdings (Offshore) L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Aquiline Holdings (Offshore) L.P. is the sole member of Aquiline Capital Partners GP (Offshore) Ltd.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Holdings GP (Offshore) Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON CO

(1)	Aquiline Holdings GP (Offshore) Ltd. is the general partner of Aquiline Holdings (Offshore) L.P.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Capital Partners LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Aquiline Capital Partners LLC is an investment advisor to Aquiline Financial Services Fund (Offshore) L.P. and to Aquiline Financial Services Fund L.P.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Holdings LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Aquiline Holdings LLC is the sole member of Aquiline Capital Partners LLC.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Holdings LP (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Aquiline Holdings LP is the sole member of Aquiline Holdings LLC.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Holdings GP Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON CO

(1)	Aquiline Holdings GP Inc. is the general partner of Aquiline Holdings LP.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Financial Services Fund L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Aquiline Financial Services Fund L.P. is a member of Aquiline BNC Holdings LLC.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Capital Partners GP LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Aquiline Capital Partners GP LLC is the general partner of Aquiline Financial Services Fund L.P.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012..

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Aquiline Holdings II LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Aquiline Holdings II LLC is the sole member of Aquiline Capital Partners GP LLC.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

1	NAME OF REPORTING PERSONS Jeffrey Greenberg (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,054 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,054 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,054 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Greenberg is a member of Aquiline Holdings II LLC, the controlling stockholder of Aquiline Holdings GP Inc. and the controlling stockholder of Aquiline Holdings GP (Offshore) Ltd.
(2)	Aquiline BNC Holdings LLC also directly owns (a) 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Voting Common Stock only by unaffiliated third parties and (b) 3,016,277 shares of Non-Voting Common Stock, which is convertible into 3,016,277 shares of Voting Common Stock only by unaffiliated third parties. Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.
(3)	Calculation based on 15,303,404 shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in the Definitive Proxy Statement of BNC, filed with the Securities and Exchange Commission on June 26, 2012, and the issuance of 6,168,966 shares of Voting Common Stock to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012.

Schedule 13D/A

CUSIP NO. 05566T101

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, filed on June 24, 2010, as amended by the first amendment thereto, filed on April 11, 2011, by the second amendment thereto, filed on April 4, 2012, by the third amendment thereto, filed on June 5, 2012 and by the fourth amendment thereto, filed on June 8, 2012 (the “Prior Statements”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Prior Statements. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statements.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on July 17, 2012, pursuant to Rule 5635 of the NASDAQ Stock Market Rules, the shareholders of BNC voted to approve the conversion of Aquiline BNC Holdings LLC’s 4,300 shares of BNC’s Series C Preferred Stock into 614,255 shares of Voting Common Stock, which conversion automatically occurred on July 20, 2012. The funds used by Aquiline BNC Holdings LLC to purchase the Series C Preferred Stock were obtained from working capital.

Item 4. Purpose of the Transaction

On July 17, 2012, pursuant to Rule 5635 of the NASDAQ Stock Market Rules, the shareholders of BNC voted to approve the mandatory conversion of BNC’s Series B-1 Preferred Stock into shares of Non-Voting Common Stock at a conversion price of $7.00035 and the mandatory conversion of BNC’s Series C Preferred Stock into shares of Voting Common Stock at a conversion price of $7.00035, which conversions automatically occurred on July 20, 2012.

On July 20, 2012, Aquiline BNC Holdings LLC acquired 614,255 shares of Voting Common Stock upon conversion of its 4,300 shares of BNC’s Series C Preferred Stock and acquired 3,016,277 shares of Non-Voting Common Stock upon conversion of its 21,115 shares of Series B-1 Preferred Stock.

Subject to any necessary regulatory approvals, Aquiline BNC Holdings LLC and its affiliates may seek to acquire additional equity securities of BNC from time to time in connection with a private placement, public offering or open market transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety by the following:

(a) As of July 20, 2012, Aquiline BNC Holdings LLC beneficially owns 1,507,054 shares of Voting Common Stock, representing approximately 9.8% of the outstanding shares of Voting Common Stock, which includes 9,134,438 shares outstanding as of June 1, 2012, as reported in BNC’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 26, 2012, and 6,168,966 shares of Voting Common Stock issued to Aquiline BNC Holdings LLC and third parties unaffiliated with Aquiline BNC Holdings LLC on July 20, 2012. Due to their respective relationships with Aquiline BNC Holdings LLC and each other, each of the other Reporting Persons may be deemed to share voting and disposition power with respect to the 1,507,054 shares of Voting Common Stock reported herein.

(b) Aquiline BNC Holdings LLC maintains sole voting and disposition power with respect to the 1,507,054 shares of Voting Common Stock reported herein. Due to their respective relationships with Aquiline BNC Holdings LLC and each other, each of the Reporting Persons other than Aquiline BNC Holdings LLC may be deemed to share voting and disposition power with respect to the 1,507,054 shares of Voting Common Stock reported herein.

(c) Other than as described in Item 4 above, there have been no transactions by any of the Reporting Persons in the Voting Common Stock since June 8, 2012.

(d) The investors in Aquiline Financial Services Fund L.P. and Aquiline Financial Services Fund (Offshore) L.P. (the “Funds”) have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their ownership interests in the Funds.

(e) Not applicable.

Schedule 13D/A

CUSIP NO. 05566T101

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2012

Aquiline BNC Holdings LLC

By:	Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings II LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Schedule 13D/A

CUSIP NO. 05566T101

Aquiline Financial Services Fund (Offshore) L.P.

By:	Aquiline Capital Partners GP (Offshore) Ltd., general partner of Aquiline Financial Services Fund (Offshore) L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP (Offshore) Ltd.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings LP

By:	Aquiline Holdings GP Inc., general partner of Aquiline Holdings LP

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings GP Inc.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Schedule 13D/A

CUSIP NO. 05566T101

Aquiline Holdings (Offshore) L.P.

By:	Aquiline Holdings GP (Offshore) Ltd., general partner of Aquiline Holdings (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Jeffrey Greenberg

/s/ Jeffrey Greenberg
Jeffrey Greenberg